Skadden, Arps, Slate, Meagher & Flom llp 155 NORTH WACKER DRIVE CHICAGO, ILLINOIS 60606-1720 ________ TEL: (312) 407-0700 FAX: (312) 407-0411 www.skadden.com May 12, 2010

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Ms. Kimberly A. Browning Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Credit Opportunities Fund

(File Nos. 333-162647 & 811-22343)

Dear Ms. Browning:

We are in receipt of your letter, dated December 8, 2009, which sets forth your comments to the registration statement on Form N-2 filed by Guggenheim Credit Opportunities Fund (the “Fund”) on October 23, 2009 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date herof and will be marked to show all changes made since the initial filing of the Registration Statement.

Outside Front Cover Page

1.        Because this is a new registration statement under the Securities Act of 1933 (the “Securities Act”) and not a post effective amendment, no reference should be made to acceleration under Section 8(c) of the Securities Act. Please make sure the Fund omits such reference in any pre-effective amendment.

The Fund has revised the language on the outside front cover page to uncheck the box indicating that it is proposed that this filing will become effective when declared effective pursuant to section 8(c), which had been checked inadvertently in the initial filing.

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

2.        Please inform the staff whether the Fund is circulating the Prospectus to potential investors or others before filing a pre-effective amendment. Also, in the paragraph preceding the Table of Contents, please delete the penultimate sentence or revise it to explain that the Fund will update the information in the Prospectus for material changes.

The Fund hereby confirms to the staff that it has not circulated the Prospectus to potential investors prior to the filing of Pre-Effective Amendment No. 1 on or about the date of this letter.  The Fund initially filed its registration statement in October, 2009 and due to market conditions has not yet commenced an offering.  The Fund anticipates moving forward with an offering in coming weeks.  The Fund currently anticipates filing a Pre-Effective Amendment No. 2 to the registration statement, on or about May 21, 2010, that will contain the Preliminary Prospectus that will be circulated to potential investors and used in marketing the Fund.  Pre-Effective Amendment No. 2 will also including information regarding the principal underwriters of the fund, the plan of distribution, certain information (other than 430A information) currently identified as to come by amendment, and will address additional comments, if any, that they staff may have.

The Fund has added the requested disclosure to the paragraph preceding the Table of Contents.

Prospectus—General

3.        Please revise the disclosure to delete equivocal language from the Prospectus. In this regard, in describing the Fund’s strategies and risks, avoid the use of unclear terms (e.g., “other derivative instruments” and “securities in which the Fund may invest, include, but are not limited to”) and instead fully describe the Fund’s investments. (Emphasis added.)

The Fund has reviewed the Prospectus and deleted equivocal language where appropriate.  The Fund supplementally confirms to the staff that as required by Item 8(2) of Form N-2, the “types of securities” and the “significant investment practices or techniques” that the Fund currently anticipates investing in or employing are described in the Prospectus.

Prospectus—Cover Page

4.        Please advise the staff whether the Financial Industry Regulatory Authority has reviewed and passed upon the terms of the distribution arrangements, including all the compensation payable to the underwriters.

The Fund anticipates that the prospective lead managing underwriter and its counsel will file this offering with the Financial Industry Regulatory Authority (“FINRA”) for review of the terms of the distribution arrangements.  It is expected that

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

confirmation that FINRA has no objections with respect to the offering will be received prior to the time at which effectiveness of the Registration Statement will be requested.

Prospectus—Cover Page —Total Offering Table

5.        Please revise the Table to conform to the column presentation format and content requirements of Item 1.1.g of Form N-2. In particular, please revise the last line item entitled “Proceeds, after expenses, to the Fund,” to state “Proceeds to the Fund.” Also, delete the line item, “Estimated offering expenses,” and include information in this line item in a footnote appended to the Table’s “Proceeds to the Fund” line item. See Item 1.1.g of Form N-2 and Instruction 6 thereto.

The Fund has revised the Table and footnotes thereto as requested.

6.        The Table’s second footnote states, “[t]he Manager has agreed to pay from its own assets a structuring fee to [].” Please advise the staff in your response letter whether Claymore Advisers, LLC (the “Manager” or the “Adviser”) may pay this fee from its own legitimate profits under the investment management agreement with the Fund.

The Fund hereby confirms to the staff that Claymore Advisors, LLC may pay the structuring fee to certain underwriters from its own legitimate profits under the investment management agreement with the Fund.

7.        Please clarify the disclosure in the Table’s second and third footnotes stating that compensation to the underwriters will be contingent upon the Fund’s offering costs.

The Fund has revised the second and third footnotes as requested.

Prospectus—Cover Page—Financial Leverage

8.        Please disclose that the common shareholders will bear all offering costs associated with the Fund’s use of financial leverage (i.e., issuance of debt or preferred shares) and disclose the anticipated amount of leverage in the upcoming year. Also, disclose that if the Fund borrows or issues debt securities for financial leveraging, the rights of common shareholders will be subordinate to all such “Indebtedness” of the Fund. Also, please make these disclosures in the “Financial Leverage” section of the “Prospectus Summary.”

The Fund has added the requested disclosure under “Financial Leverage” on the inside front cover and, where appropriate, throughout the Prospectus.

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

9.        This section states, “[t]he Fund expects to employ leverage through the issuance of senior securities represented by indebtedness, including . . . by the Fund of notes, commercial paper or other forms of debt. . . .” (Emphasis added.) Please disclose these “other forms of debt.”

The Fund has revised the disclosure as requested under “Financial Leverage” on the inside front cover and, where appropriate, throughout the Prospectus.

Prospectus—Forward-Looking Statements

10.        Please disclose in plain English that, as an investment company, the Fund cannot rely on the safe harbor for forward-looking statements under Section 27A of the Securities Act.

The Fund has added the requested disclosure.

Prospectus—Prospectus Summary—The Offering

11.        The last sentence of this section states, “[t]he Manager has agreed to pay (i) all of the Fund’s . . . offerings costs of the Fund (other than sales load) that exceed $0.04 per common share. See ‘Underwriting.’” Please clarify whether the 4 cents is calculated based on the base amount of shares or includes the over allotment.

The Fund has added disclosure to clarify that the $0.04 per common share includes shares sold pursuant to the overallotment, if any.

Prospectus—Prospectus Summary—Investment Policies and Investment Portfolio

12.        It appears that certain instruments, which are summarized in the “Special Risk Considerations” section, have not been summarized in this portion of the document (e.g., TARP, Synthetic Investment Risks). Please confirm to the staff that all material investments are summarized in this section or revise the document accordingly.

The Fund confirms to the staff that the Fund’s principal investment strategies are summarized in the Prospectus Summary.  Additional information regarding particular instruments in which the Fund may invest or transactions in which the Fund may engage in connection with its principal investment strategies is set forth under “Investment Objective and Policies—Portfolio Contents.”  The Fund has added a cross reference in the Prospectus Summary stating: “See ‘Investment Objective and Policies—Portfolio Contents’ for additional information regarding these categories of credit securities and particular investments within these categories.”

13.        If applicable, please disclose that the Fund’s 80% policy as described in the first paragraph of this section is fundamental and may not be changed without

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

shareholder vote. If the policy is not fundamental, please disclose that the Fund will notify shareholders prior to changing the policy and state how far in advance of a change the notification will be provided to shareholders (e.g., 60 days prior notification).

The Fund has added the requested disclosure.

14.        Please disclose how the Fund defines a foreign issuer.

The Fund may invest may invest without limitation in securities of non-U.S. issuers.  The Fund respectfully submits that because the Fund has not adopted a percentage limitation applicable to investments in foreign issuers, the Fund need not adopt specific policies with respect to defining foreign issuers.

15.       With respect to the Fund’s investments in debt securities, please disclose the types of principal and interest rate payments (e.g., fixed, and/or variable).

The Fund has added the requested disclosure.

16.       This section states, “[t]he Fund may invest up to [30%] of its total assets in Investment Funds that primarily hold (directly or indirectly) investments in which the Fund may invest directly, of which amount up to [20%] of its total assets may be invested in Investment Funds that are registered as investment companies (‘Registered Investment Funds’) under the Investment Company Act of 1940, as amended (the ‘1940 Act’).” (Emphasis added.) Please clarify that these “Investment Funds” must invest at least 80% of their total assets, or net assets plus borrowings for investment purposes, in “credit securities,” as the Fund defines that term in the Prospectus. Also, please clarify that the Investment Funds that are not registered under the 1940 Act are commonly known as “hedge funds.”

The Fund has added disclosure to clarify that unregistered Investment Funds in which the Fund may invest may include those commonly known as “hedge funds.”  The Fund has also added disclosure to clarify that to the extent that the Fund invests in Investment Funds less than 80% of their total assets in one or more types of credit securities, the Fund will count a pro rata portion of its investment in such Investment Fund for purposes of the Fund’s policy of investing at least 80% of its Managed Assets in credit securities.

17.       This section states:

The Fund may also invest in swaps, including credit default, total return, index and interest rate swaps, and may obtain investment exposure to securities in which the Fund may invest directly through the use of derivate instruments (including swaps, options, forwards, notional principal contracts, customized derivative instruments or other

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

financial instruments) to replicate, modify or replace the economic attributes associated with an investment in such securities (including interests in Investment Funds). To the extent that the Fund invests in structured products, derivatives or Investment Funds with economic characteristics similar to credit securities, the value of such investments will be counted as credit securities for purposes of the Fund’s policy of investing at least 80% of its Managed Assets in credit securities. (Emphasis added.)

Please disclose what percentage of the Fund’s total assets will be invested in these derivative substitutes. Also, if and when the Fund invests in “structured products, derivatives or Investment Funds with economic characteristics similar to credit securities”, disclose how closely those instruments must resemble the “credit securities” in which the Fund normally invests. For example, discuss how the performance and risk characteristics of the derivatives differ or vary from the credit securities for which they are a substitute. Will the derivatives have a positive or inverse performance correlation? In addition, please confirm in your response letter that “value” as quoted above means value as carried on the Fund’s books and not notional value.

The Fund has not adopted percentage limitations regarding the Fund’s investments in derivative instruments.

As disclosed in the Prospectus, “To the extent that the Fund invests in synthetic investments with economic characteristics similar to credit securities, the value of such investments will be counted as credit securities for purposes of the Fund’s policy of investing at least 80% of its Managed Assets in credit securities.”  This policy is consistent with the guidance provided by the staff of the SEC in Investment Company Act Release No. 24828 at note 13 (Jan, 17, 2001).  The Fund discloses the risks associated with using derivative instruments to obtain investment exposure to securities in which the Fund may invest directly under the risk factor “Synthetic Investment Risk.”

The Fund hereby confirms that the “value” of such instruments that will be counted for purposes of the Fund’s policy of investing at least 80% of its Managed Assets in credit securities will be the value as carried on the Fund’s books and not notional value.

18.       If applicable, clarify that the Fund will invest in derivative instruments for speculative purposes and disclose all applicable risks.

The Fund has added disclosure in the Prospectus Summary that the Fund may buy and sell derivative instruments “in order to earn income, facilitate portfolio management and mitigate risks.”  The Fund believes that the risks associated with derivative instruments in which the Fund may invest are adequately disclosed.

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

Prospectus—Prospectus Summary—Financial Leverage

19.       The Prospectus states that the Fund may employ leverage up to the maximum permitted under the 1940 Act. In terms of a percentage of total assets, please disclose the maximum amount of leverage the Fund may employ using preferred stock. Also disclose the maximum amount of leverage the Fund may obtain using reverse repurchase agreements.

The Fund has added the requested disclosure regarding the 1940 Act limitations on preferred shares.  The Fund has not adopted a policy with respect to the maximum amount of leverage that may be obtained using reverse repurchase agreements.  However, the Fund has added disclosure in the Prospectus Summary to clarify that the aggregate amount of Financial Leverage is not initially expected to exceed 33 1/3% of the Fund’s Managed Assets after such issuance of Financial Leverage.

20.       The last paragraph of this section states:

Common Shareholders bear the portion of the investment advisory fee attributable to the assets purchased with the proceeds of Financial Leverage, which means that Common Shareholders effectively bear the entire advisory fee. Any issuance of Indebtedness and the parameters for the Fund’s use of leveraging portfolio transactions must be approved by the Board of Trustees of the Fund (the ‘Board of Trustees’).

Please disclose that, for purposes of the advisory fee, Financial Leverage not only includes indebtedness, such as traditional borrowings by the Fund or the issuance of debt securities, but also includes the issuance of preferred securities and the proceeds from the engaging in leveraging portfolio transactions or any other form of Financial Leverage.  Also, if the Fund may issue preferred securities, please revise the definitions of indebtedness and/or Financial leverage on the Cover Page.

The Fund discloses in the referenced paragraph that:

“The fee paid to the Adviser and the Sub-Adviser will be calculated on the basis of the Fund’s Managed Assets, including proceeds from the issuance of Indebtedness, Preferred Shares or any other form of Financial Leverage, so the fees will be higher when Financial Leverage is utilized.”

21.       Please include a “Conflict of Interest” section in the summary and explain that the advisory fee based on managed assets creates an incentive for the Manager to leverage the Fund because leveraging increases the advisory fee. Please disclose this conflict and how the Fund or its Board will oversee it. Also disclose that, if the costs of leveraging exceed the return on the investments, the Fund will lose money and that leveraging exacerbates or magnifies the volatility of net asset value and returns.

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

The Fund has added the requested disclosure under “Prospectus Summary—Special Risk Considerations—Financial Leverage Risk” and “Risks—Financial Leverage Risk.”

Prospectus—Prospectus Summary—Management of the Fund

22.       This section discloses the advisory fee and that it is based on “Managed Assets.” The Prospectus states that Managed Assets “shall include assets attributable to Financial Leverage of any kind, including, without limitation, borrowing (including through a credit facility, the issuance of debt securities or the purchase of residual interest bonds), the issuance of preferred securities, the reinvestment of collateral received for securities loaned in accordance with the Fund’s investment objectives and policies, and/or any other means.” (Emphasis added.) Please clarify whether the Fund has selected a particular credit facility. If not, is there a proposed facility? Will the Fund pledge any assets to the lender under the credit facility?

While the Fund initially expects to employ Financial Leverage through Indebtedness and/or reverse repurchase agreements, the Fund has not selected a particular credit facility or begun negotiating any proposed facility.  The Fund has revised the disclosure to avoid the implication that a particular Indebtedness facility has been selected.

23.       Please disclose here, or later in the Prospectus, how the Fund will calculate the amount of leverage obtained from residual interest bonds and “any other means” of financial leverage when determining the advisory fee. We note that Section 15 of the 1940 Act requires an advisory contract to describe specifically the terms of an advisor’s compensation. Please describe with specificity how the compensation will be determined for every form of leveraging that may be employed by the Fund.

The Fund has added the requested disclosure under “Management of the Fund—The Management Agreement” and “Use of Financial Leverage.”

24.       Further, with regard to residual interest bonds, please clarify in an appropriate section of the Prospectus whether the Fund only will purchase residual interest bonds, or participate in the sale of residual interest bonds or money market securities, commonly known as tender option bonds. Please disclose the limits, if any, on the amount of assets the Fund may invest in residual interest bonds. Please disclose the nature of residual interest bonds, who issues them, and the risks of investing in the bonds. Please disclose that the Fund will segregate liquid assets equal in value to the amount of the floating rate or money market securities issued by the special purpose trust, and that the securities will not include the municipal security deposited into the special purpose trust.

The Fund notes that disclosure regarding residual interest bonds and tender option bonds is set forth in the Fund’s Statement of Additional Information under

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

“Investment Objective and Policies—Additional Investment Policies and Portfolio Contents—Inverse Floating Rate Securities” and “—Tender Option Bonds.”  As investment in such instruments is not a principal investment or leveraging strategy of the Fund, the Fund respectfully submits that further disclosure in the Prospectus regarding these instruments is not necessary.

Prospectus Summary—Distributions

25.       In the first paragraph, the second sentence states, “[i]n addition, the Fund intends to distribute any net long-term capital gains to Common Shareholders as long-term capital gain dividends at least annually.” (Emphasis added.) Please advise the staff if the Fund anticipates that these distributions will occur more frequently than annually.

The Fund hereby confirms that it does not anticipate distributing net long-term capital gains to Common Shares more frequently than annually, except with respect to any supplemental distributions pursuant to Rule 19b-1(a) under the 1940 Act.

Prospectus Summary—Special Risk Considerations

—No Operating History

26.           This paragraph states that the Fund is “diversified.” Please rectify this disclosure with other information in the Prospectus stating that the Fund is “non-diversified.” Also, if applicable, add a non-diversification risk section to the Prospectus.

The Fund has revised disclosure and added disclosure regarding non-diversification risk.

—Senior Loan Risk

27.       Please clarify how senior loans are originated and sold. For example, will the Fund: originate senior loans, purchase them from the originator, participate in the syndication or marketing of the loans, or acquire them from third parties? Please disclose the material risks associated with how the Fund invests in senior loans. Also, this section mentions that the Fund may acquire “Uncollateralized Senior Loans.” Please clarify the meaning of this term. Is such a loan really a senior loan? To what degree is it senior to all other debt of the issuer?

The Fund has added disclosure regarding how the Fund may acquire senior loans.  The Fund deleted the reference to “Uncollateralized Senior Loans.”

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

—Second Lien Loans Risk

28.       Please clarify how a “second lien” can be unsecured.

The Fund has deleted references to second lien loans being “unsecured.”

—Structured Products Risk

29.       Please disclose whether the instruments described in this section include low grade or defaulted loans or securities as collateral (i.e., repackaged junk). Disclose all material risks associated with investing in these products. Please advise the staff how the issuer of such securities is excepted from the definition of an investment company or exempted from the provisions of the 1940 Act.

The Fund has added disclosure that such structured products may include low grade or defaulted loans or securities as collateral and the risks associated with such securities.

The Fund anticipates that issuers of structured products in which the Fund may invest will typically be excepted from the definition of an investment company pursuant to Section 3(c)(5) of the 1940 Act or Rule 3a-7 under the 1940 Act.  Alternatively, certain issuers of structured products may be excluded from the definition of an investment company pursuant to Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

—Risks Associated with Risk-Linked Securities (“RLS”)

30.       Please clarify why the Fund is investing in RLS (e.g., hedging and/or speculative purposes). Also, if applicable, disclose that RLS will be part of the 80% investment basket or if not, then the percentage of the Fund’s total assets that may be invested in them.

The Fund has added disclosure under “Investment Objective and Policies—Portfolio Contents—Risk Linked Securities” to clarify that the Fund may invest in RLS “in order to earn income, facilitate portfolio management and mitigate risks.”

The Fund discloses under “Prospectus Summary—Investment Policies and Investment Portfolio” and “Investment Objective and Policies—Investment Policies” that RLS are a type of “credit securities” for purposes of the Fund’s policy of investing at least 80% of its Managed Assets in credit securities.

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

—Below Investment Grade Securities

31.       Please disclose what percentage of the Fund’s total assets may be invested in these securities.

The Fund discloses under “Prospectus Summary—Investment Policies and Investment Portfolio” and “Investment Objective and Policies—Investment Policies” that the Fund may invest without limitation in securities of any credit quality.  Additionally, under “Investment Objective and Policies—Portfolio Contents—Below-Investment Grade Securities” the Fund discloses that the Fund “may invest without limitation in below investment grade securities….”

—Risks Associated with Covered Call Option Writing

32.       Please disclose what percentage of the Fund’s total assets may be invested in covered call options.

The Fund has not adopted policies regarding what percentage, if any, of the Fund’s total assets may be allocated to a covered call option writing strategy.  Instead, the Fund intends to use such a strategy opportunistically to seek to generate current gains from options premiums as a potential means to enhance distributions payable to Common Shareholders.

—TALF, TARP, PPIP and Other Government Program Risks

33.       The last paragraph states, “[p]articipation in such programs may expose the Fund to additional risks and may limit the Fund’s ability to engage in certain of the investment strategies or transactions described in this Prospectus or in the SAI.” Please disclose these additional risks.

The Fund has no present intention to participate in the TALF or PPIP programs.  Therefore,  the Fund has added disclosure that from time to time the Fund may seek to invest in credit securities through one or more government programs that may from time to time be established, but have deleted disclosure in the Prospectus and Statement of Additional Information suggesting participation in any particular such program.

—Strategic Transactions Risk

34.       The first paragraph states, “[t]he Funds may engage in various other portfolio strategies. . . .” Please disclose each material strategy.

The Fund has revised the disclosure and believes that the principal risks of the strategic transactions which it currently anticipates that it may utilize are adequately disclosed through the Prospectus.

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

—Senior Loan Based Derivative Risk

35.       The first paragraph states, “[t]he Fund may invest in a derivative instrument known as a Select Aggregate Market Index (‘SAMI’), which consists of a basket of credit default swaps whose underlying reference securities are a basket of Senior Loans.” Please disclose whether these instruments are sold in private transactions. Does a SAMI represent a pooled ownership interest, or is it a direct ownership of the underlying credit default swaps?

The Fund has added disclosure to reflect that SAMIs are privately offered and are a credit derivative which provides exposure to an index of loans.  Thus SAMIs represent neither a pooled ownership interest nor a direct ownership of an underlying credit default swaps.

Prospectus—Summary of Fund Expenses

36.       Please affirmatively disclose that the Fund will not in the first year of operations utilize Financial Leverage in an amount exceeding 33 1/3% of the Fund’s total assets (including the proceeds of such Financial Leverage) assumed in the calculation of expenses in the fee table.

The Fund has added disclosure in several locations throughout the Prospectus that “Under current market conditions, the Fund initially expects to utilize leverage through Indebtedness and/or reverse repurchase agreements in an aggregate amount of Financial Leverage not expected to exceed 33 1/3% of the Fund’s Managed Assets after such issuance.”

Prospectus—Summary of Fund Expenses—Shareholder Transaction Expenses

37.       Please revise the second line item to read, “Offering expenses borne by the common shareholders of the Fund.”

The Fund has revised the second line item as requested.

Prospectus—Summary of Fund Expenses—Annual Expenses

38.       Please revise the third line item to read, “Acquired Fund Fees and Expenses” (“AFFE”).

The Fund has revised the third line item as requested.

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

39.       If SAMIs and other pooled vehicle investments rely upon Sections 3(c)(1) or 3(c)(7) of the 1940 Act, please revise footnote three to state that the indirect costs of these instruments are included in the AFFE line item.

The Fund has added disclosure to clarify that the indirect costs of pooled investment vehicles which rely upon Section 3(c)(1) or 3(c)(7) are reflected in the “Acquired fund fees and expenses” line item.

40.       Please define the term “Acquired Investment Funds” appearing in footnote three. Also, clarify that AFFE applies to the Fund’s investments in both registered and unregistered investment companies.

The Fund has deleted the defined term “Acquired Investment Funds” and has added disclosure to clarify that the lien item for “Acquired fund fees and expenses” reflects the indirect costs of registered and unregistered investment companies.

41.       Given that the Fund will most likely leverage, please explain to the staff why the “Annual Expenses” presentation in footnote five is appropriate.

Under current market conditions, the Fund anticipates utilizing financial leverage.  However, there can be no assurance that Financial Leverage will be utilized.  Additionally, until such time as the Fund utilizes Financial Leverage, the Fund will not be leveraged.  Therefore, the Fund believes that the disclosure set forth in footnote five regarding the fees and expenses of the Fund without leverage is valuable information to potential shareholders making an investment decision with respect to the Fund.

Prospectus—Use of Financial Leverage

42.       This section states, “[t]he aggregate amount of Financial Leverage, if any, is not expected to exceed 33 1/3% of the Fund’s total assets after such issuance; however, the Fund may utilize Financial Leverage up to the limits imposed by the 1940 Act.” (Emphasis added.) Please disclose the Financial Leverage limits imposed by the 1940 Act, including a discussion of leveraging by preferred and reverse repurchase agreements.

The Fund has added the requested disclosure.

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

Prospectus—Use of Financial Leverage—Indebtedness

43.       If appropriate, please include a discussion of preferred shares in this section.

The Fund has added the requested disclosure.

44.        If appropriate, in the first paragraph’s second sentence, please change the phrase “commercial paper or notes,” to the word “debt.”

The Fund has revised the referenced disclosure.

Prospectus— Use of Financial Leverage—Other Portfolio Transactions

45.           Both reverse repurchase agreements and dollar roll transactions have the economic effect of a borrowing. Does the Fund include its investments in these two instruments when calculating its debt for purposes of the 33 1/3 percent limitation? If not, what is the amount of borrowing, as a percentage of total assets that the Fund may invest in each of these instruments?

The Fund has revised disclosure to reflect that reverse repurchase agreements and dollar roll transactions are included as “Financial Leverage” for purposes of the Fund’s expectation under current market conditions, to initially utilize Financial Leverage in an amount not expected to exceed 33 1/3% of the Fund’s Managed Assets (including the proceeds of such Financial Leverage).

Prospectus—Management of the Fund

46.       Please add a “Conflict of Interest” section and disclose in detail the Adviser’s incentive to leverage the Fund’s assets. Disclose what measures, if any, the Board of Trustees has adopted to monitor the Advisor’s actions with respect to this conflict of interest.

The Fund has added the requested disclosure.

Prospectus—Net Asset Value (“NAV”)

47.       This section states that the Fund calculates its NAV as of the close of business, usually 5:00 p.m. Eastern time. . . .” Given that many domestic trading markets close prior to 5:00 p.m., disclose how the Fund can monitor all post closing announcements when calculating NAV.

The Fund has revised disclosure under “Net Asset Value” to state that “The Fund calculates its net asset value as of the close of regular trading on the NYSE on each day on which there is a regular trading session on the NYSE.”

48.       The last paragraph states, “[v]aluations provided by Investment Funds may be subject to subsequent adjustments by the Fund . . . .” Please explain to the staff how this valuation procedure operates. In particular, how long may this adjustment period last (i.e., when is the final NAV determined)? If NAV is adjusted downwards, does the Advisor or other service providers pay back advisory fees to the Fund?

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

The Fund has revised disclosure to clarify that the prior valuations provided by Investment Funds will be subject to adjustments by the Fund at the time the Fund determines net asset value pursuant to the Fund’s fair value procedures.  As disclosed in the first paragraph,  “Information that becomes known to the Fund or its agent after the Fund’s net asset value has been calculated on a particular day will not be used to retroactively adjust the price of a security or the Fund’s previously determined net asset value.”

Prospectus—Underwriting

49.       After the second paragraph in this section, please add a heading reading, “Additional Compensation to the Underwriters.” Also, file the contract for the “structuring fee” as an exhibit to the registration statement. In addition, disclose the services provided to the Adviser and/or Fund under that contract.

The Fund has added the requested heading.  The Fund has not yet identified the lead managing underwriters and the Adviser has not yet negotiated the structuring fee agreement, if any.  The services to be provided under any such agreement will be disclosed in subsequent pre-effective amendments when the terms of such agreement are known.  Any structuring fee agreement, additional compensation agreement or incentive fee agreement will be between the Adviser and the underwriter receiving such compensation.  The Fund will not be a party to any such agreement.  Therefore, the Fund respectfully submits that any such agreement would not be a material contract of the Fund required to be filed as an exhibit to the registration statement.

50.       This section states, “[t]he total amount of the underwriter compensation payments described above will not exceed% of the total public offering price of the Common Shares offered hereby.” Please clarify that that amount includes the additional compensation paid by the Adviser.

The Fund has added the requested disclosure.

Statement of Additional Information—Investment Restrictions

51.       Under the third restriction, “tax-exempt securities of state and municipal governments or their political subdivisions,” are excepted from the 25% concentration limitation. Either delete the section quoted above from the restriction, or exclude from the exception securities backed by the same source of revenue (e.g., hospital bonds, tobacco settlement bonds). Also, revise the phrase reading “any particular industry,” to “any particular industry or group of industries.”

The Fund has made the requested revisions.

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

52.       In the sixth restriction, please disclose what “may otherwise be permitted by applicable law.”

With respect to investment restriction #6, such language is intended to provide the Fund with flexibility to adapt to changes in applicable law, rules, regulations or exemptive relief, and the Fund respectfully submits that such language is widely used in the investment restrictions of other registered open- and closed-end funds. The language used is intended to provide the necessary flexibility to allow the Fund’s Board of Trustees to respond efficiently to these kinds of developments without the delay and expense of a shareholder meeting.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

In response to your comments, the Fund has made consistent revisions throughout the Prospectus.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

The Fund believes that these responses adequately address your comments in your letter dated December 8, 2010. As indicated above, the Fund anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement on or about the date hereof.

Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

The Fund intends only to omit certain pricing information from any future Pre-Effective Amendment to the Registration Statement for which the Fund will rely on Rule 430A.  Such pricing information would include the total number of shares sold,

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

the total proceeds of the offering and the total sales loads paid.  This information will be omitted, as it is not expected that it will be known at the time of filing.  The Fund intends to file pursuant to Rule 497(h) a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

On May 18, 2004, the Adviser and certain closed-end funds advised by the Adviser filed an “Application for an Order Pursuant to Section 6(c) of the 1940 Act for Exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder.”  Although the Fund does not currently require exemptive relief to implement its distribution policy, the application requested that the exemptive relief sought apply to “each registered closed-end management investment company to be advised in the future” by the Adviser, and such exemptive relief, if granted, would therefore apply to the Fund.  On December 21, 2006, the Adviser received comments to the above-referenced Application.  As of the date hereof, the Adviser has not filed an amendment to such Application in response to the staff’s comments.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Fund is advised of the requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Management of the Fund has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kimberly A. Browning
Securities and Exchange Commission
May 12, 2010

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570 or Kevin Hardy at (312) 407-0641.

Sincerely,
/s/ Thomas A. Hale
Thomas A. Hale